

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Mr. Ben M. Brigham
President and Chief Executive Officer
Brigham Exploration Company
6300 Bridge Point Parkway, Building Two, Suite 500
Austin, TX 78730

> **Re: Brigham Exploration Company**
> **Registration Statement on Form S-4**
> **File No. 333-171187**
> **Filed December 15, 2010**

Dear Mr. Brigham:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please make corresponding changes, as appropriate, to all documents. This will eliminate the need for us to issue repetitive comments to address deficiencies that appear at more than one place, including within the documents you file as exhibits.

Exhibit 5.1

2.   Please obtain and file as an exhibit a new or revised opinion to address these comments. We may have additional comments once you file the new or revised opinion.

3.   In the new or revised legality opinion, ensure that counsel includes the Form S-4 file number and quantifies the amount of securities being registered and offered to be exchanged.

4.   We note that the opinion purports to be limited to the rules and regulations of the State of New York. The company must file an exhibit or exhibits which cover within its or their scope all applicable laws of the jurisdictions of organization of the company and the subsidiary guarantors.

5.   Similarly, the assumptions in paragraphs (vi)(A) and (vi)(B) do not appear to be appropriate insofar as determinations on those items would be included within and necessary to arrive at the opinions set forth in the two numbered opinion paragraphs on page 3. As appropriate, counsel may obtain and rely upon officers' certificates in order to be in a position to render a clean and complete legality opinion.

6.   The assumption which paragraph (vi)(E) purports to identify is unclear. If (vi)(E) is not removed, ask counsel to revise it to clarify the paragraph's scope and effect.

7.   We note the statement in the opinion that "[t]his opinion letter has been prepared, and is to be understood, in accordance with customary practice of lawyers who regularly give and lawyers who regularly advise recipients regarding opinions of this kind…." Similar language was the subject of staff comment to which you replied on September 29, 2009. As the purpose and effect of the statement as currently worded might be less than clear to the reader, please obtain revised text or further explain to us why you believe it is appropriate to retain the statement in its present form.

Exhibit 23.1

8.   Please obtain and file as an exhibit a Consent of Independent Registered Public Accounting Firm which indicates that the consent has been signed by the auditor.

Exhibit 99.1, Letter of Transmittal

9.   All exchange offer participants, including broker-dealers, must represent that they are not engaged in, and do not intend to engage in, a distribution of the exchange notes. The letter of transmittal identifies this representation at romanette (iii) on page 5. However, the same letter also includes the phrase "if you are not a broker-dealer" in parallel text at romanette (v), and similar language appears in the supplemental letter provided via EDGAR on December 15, 2010. Please provide corrected documents when you file the next amendment.

10.   It is not appropriate to require those submitting the transmittal letter to agree or confirm that they have "read" or "understood" its provisions. Revise to eliminate all such text, including the reference in the sixth paragraph at page 4.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Wesley Williams
(214) 999-1567